UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 14)

                          GENERAL MOTORS CORPORATION
                               (Name of Issuer)

               Class H Common Stock, par value $0.10 per share
                        (Title of Class of Securities)

                                   370442 50 1
                                (CUSIP Number)

                           Craig A. Alexander, Esq.
               Deputy General Counsel and Assistant Secretary
                       Howard Hughes Medical Institute
                4000 Jones Bridge Road, Chevy Chase, MD  20815
                           Tel. No. (301) 215-8841
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                            April 27, 1995
           (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                    Check the following box if a fee is being paid with this statement: [ ]


                                SCHEDULE 13D

      CUSIP No. 370442 50 1

       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                          Howard Hughes Medical Institute
                               I.R.S. Identification No. 59-0735717
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) ( )
                                                              (b) ( )
       3.  SEC USE ONLY

       4.  SOURCE OF FUNDS
                                                OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )

       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                           State of Delaware

             NUMBER OF             7.  SOLE VOTING POWER
              SHARES                         17,503,800
          BENEFICIALLY             8.  SHARED VOTING POWER
            OWNED BY                                0
             EACH
           REPORTING               9.  SOLE DISPOSITIVE POWER
             PERSON
              WITH                            17,503,800

                                  10.  SHARED DISPOSITIVE POWER
                                                0

      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 17,503,800

      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES

                                                      ( )
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           18.4%

      14.  TYPE OF REPORTING PERSON
                                  CO


          Item 1.   SECURITY AND ISSUER

                    Unchanged.

          Item 2.   IDENTITY AND BACKGROUND

                    Unchanged.

          Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
                    CONSIDERATION

                    Unchanged.

          Item 4.   PURPOSE OF TRANSACTION

                    Unchanged, except as follows (capitalized terms used in this Amendment No. 14 to Schedule 13D and not defined herein have the meaning assigned to them in the Schedule 13D and amendments thereto previously filed by HHMI with respect to its holdings of Class H Stock, in the Class H Stock Agreement, as amended, in the 1992 Agreement or in the Class H Stock Sale Agreement):

                    On March 24, 1995, GM filed a registration statement on Form S-3 under the Securities Act, File No. 33-58235, and on March 29, 1995 and April 25, 1995 filed Amendments No. 1 and No. 2 thereto, respectively, with respect to the public offering (the "Offering") by HHMI of 15,000,000 shares of Class H Stock owned by HHMI. The Offering is being made pursuant to the Class H Stock Sale Agreement. As more fully described in Item 6 below, on April 27, 1995, Goldman Sachs & Co., Salomon Brothers Inc, Cowen & Company and Morgan Stanley & Co. Incorporated (together, the "Underwriters"), GM and HHMI entered into an Underwriting Agreement (the "Underwriting Agreement") and HHMI and the Underwriters have entered into a pricing agreement (the "Pricing Agreement"), which together provide for the sale of an aggregate of 15,000,000 shares of Class H Stock to the Underwriters at a purchase price of $37.45 per share. The closing of the purchase and sale contemplated by the Underwriting Agreement is subject to conditions customary to transactions of this nature and is expected to occur on or about May 4, 1995. Based upon the purchase price of $37.45 per share, HHMI expects to realize $561,750,000 in net proceeds. Pursuant to the Class H Stock Sale Agreement, HHMI has agreed to reimburse GM for GM's out-of-pocket expenses incurred in the connection with the Offering. A copy of the Underwriting Agreement and the Pricing Agreement are attached as Exhibit A hereto. As previously reported, HHMI has agreed to refrain from offering to sell, selling or otherwise disposing of Class H Stock or any securities convertible into or exchangeable for Class H Stock for 90 days following the Offering. Following the Offering, HHMI will initially hold 2,503,800 shares of Class H Stock as part of its core investment portfolio and will make decisions with respect to the retention or disposition of such shares in the same manner as it deals with other securities in its portfolio. HHMI has no current plan or intent to sell any shares of Class H Stock that would remain after the Offering. Immediately following the Offering, Class H Stock will continue to constitute one of HHMI's largest equity positions.

                    Since the filing of Amendment No. 13 to
                    Schedule 13D, HHMI has not disposed of any shares of Class H Stock.

          Item 5.   INTEREST IN SECURITIES OF THE ISSUER

                    (a) HHMI owns beneficially 17,503,800 shares of Class H Stock, or approximately 18.4% of the 95,093,416 shares of Class H Stock reported to be outstanding as of March 31, 1995 in Amendment No. 2 to the registration statement filed on Form S-3 by GM in connection with the Offering. To the best of HHMI's knowledge, none of the other persons named or referred to in the response to Item 2 hereof beneficially owns any shares of Class H Stock.

                    (b)  Unchanged.

                    (c)  Except as described in Item 6 below,
                         within the last 60 days, no transactions in shares of Class H Stock were effected by HHMI or, to the best of HHMI's knowledge, by any of the persons named or referred to in response to Item 2 hereof.

                    (d)  Unchanged.

                    (e)  Unchanged.

          Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER

                    Unchanged, except as follows (capitalized terms used in this Amendment No. 14 to Schedule 13D and not defined herein have the meaning assigned to them in the Schedule 13D and amendments thereto previously filed by HHMI with respect to its holdings of Class H Stock, in the Class H Stock Agreement, as amended, in the 1992 Agreement or in the Class H Stock Sale Agreement):

                    Pursuant to the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the number of shares of Class H Stock set forth opposite their respective names as set forth in the Schedule A of the Underwriting Agreement.

                    Under the terms and conditions of the
                    Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered, if any are taken. The purchase price paid by the Underwriters to HHMI for the Class H Shares will be $37.45 per share.

                    HHMI has agreed that during the period
                    beginning from the date of the prospectus and continuing to and including the date 90 days after the date of the Prospectus, not to offer, sell, contract to sell or otherwise dispose of any shares of Class H Stock (other than pursuant to employee benefit plans and under certain other circumstances) or any securities which are convertible or exchangeable into Class H Stock, without the written consent of Goldman, Sachs & Co. and Salomon Brothers Inc, except for the shares offered in connection with the Offering.

                    HHMI has agreed to indemnify Goldman, Sachs &
                    Co. and Salomon Brothers Inc, against certain liabilities, including liabilities under the
                    Securities Act of 1933.

                    Reference is made to the Underwriting Agreement and Pricing Agreement filed as Exhibit A hereto, which together set forth all of the rights and obligations of the parties thereto, including with respect to indemnification. The foregoing description is qualified in its entirety by the terms of the Underwriting Agreement and the Pricing Agreement.

          Item 7.   MATERIAL TO BE FILED AS EXHIBITS

                    Underwriting Agreement dated April 27, 1995 and Pricing Agreement, dated April 27, 1995
                    (Exhibit A)



                              S I G N A T U R E

                         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  May 1, 1995

                                   HOWARD HUGHES MEDICAL INSTITUTE

                                   \s\ Craig A. Alexander
                                   Craig A. Alexander, Esq.
                                   Deputy General Counsel
                                    and Assistant Secretary